Amendment to The Contract for Investment Advisory Services

Whereas, The Berwyn Funds, a Delaware Business Trust ( the "Trust"), on behalf of Berwyn Income Fund (the "Fund") and The Killen Group, Inc. (the ''Advisor"), all having their principal place of business at 1189 Lancaster Avenue, Berwyn, Pennsylvania, have entered into a contract for Investment Advisory Services as of April 28, 1999 (the "Agreement").

Whereas, the parties agree to amend the Agreement; Now, Therefore, effective May 1, 2013, the Trust, on behalf of the Fund, and the Advisor agree to amend the Agreement as follows:

1.	Section Two of the Agreement is hereby amended to read as follows:

a.
The Fund shall pay the Advisor and the Advisor agrees to accept as full compensation for services rendered by the Advisor hereunder an investment advisory fee equal to 0.50% per annum of the first $1.75 billion of average daily net assets of the Fund, 0.48% of the next $1.75 billion of such assets, and 0.46% of such assets over $3.5 billion. The investment advisory fee will be paid monthly.

2.	Excepted as amended hereof, the Agreement shall remain in full force and effect.
Executed this 20th day of February, 2013.

The Berwyn Funds

By:	/s/ Robert E. Killen
Robert E. Killen
President and Chairman

The Killen Group, Inc

By:	/s/ Robert E. Killen
Robert E. Killen
Chairman and CEO